Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

March 31, 2015

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of March 31, 2015, the consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2015 and 2014 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 10, 2015, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2014, presented for comparative purposes, is not different from that audited by us in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 15, 2015

This report is effective as of May 15, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of March 31, 2015 and December 31, 2014

(In millions of won)	Note	2015 (Unaudited)		2014

Assets
Cash and due from banks	4,7	~~W~~	20,086,372	20,584,838
Trading assets	4,8		26,923,741	24,362,176
Financial assets designated at fair value through profit or loss	4,9		3,054,982	2,737,375
Derivative assets	4,10		1,650,876	1,568,307
Loans, net	4,11		225,087,048	221,617,689
Available-for-sale financial assets	4,12		30,576,568	31,418,014
Held-to-maturity financial assets	4,12		13,608,884	13,373,384
Property and equipment, net			3,114,557	3,147,255
Intangible assets, net			4,244,863	4,152,843
Investments in associates	13		350,682	341,876
Current tax receivable			15,195	10,643
Deferred tax assets			173,180	228,356
Investment property, net			269,807	267,529
Other assets, net	4		18,245,860	14,202,627
Assets held for sale			5,624	8,892

Total assets		~~W~~	347,408,239	338,021,804

Liabilities
Deposits	4	~~W~~	195,989,188	193,709,738
Trading liabilities	4,14		2,401,285	2,688,734
Financial liabilities designated at fair value through profit or loss	4,15		9,604,918	8,996,181
Derivative liabilities	4,10		1,691,108	1,717,555
Borrowings	4		23,876,928	22,973,767
Debt securities issued	4,16		38,506,393	37,334,612
Liabilities for defined benefit obligations	17		314,180	309,457
Provisions	18		652,946	694,165
Current tax payable			326,568	256,993
Deferred tax liabilities			12,674	9,549
Liabilities under insurance contracts	19		18,354,395	17,776,280
Other liabilities	4		25,369,929	21,039,865

Total liabilities			317,100,512	307,506,896

Equity
Capital stock			2,645,053	2,645,053
Hybrid bonds			537,443	537,443
Capital surplus			9,887,335	9,887,335
Capital adjustments			(422,993)	(393,405)
Accumulated other comprehensive income	20		694,827	637,894
Retained earnings			15,941,067	15,869,779

Total equity attributable to equity holders of Shinhan Financial Group Co.,Ltd.			29,282,732	29,184,099
Non-controlling interests			1,024,995	1,330,809

Total equity			30,307,727	30,514,908

Total liabilities and equity		~~W~~	347,408,239	338,021,804

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(In millions of won)	Note	2015		2014

Interest income		~~W~~	2,852,797	2,996,959
Interest expense			(1,219,098)	(1,339,004)

Net interest income	21		1,633,699	1,657,955

Fees and commission income			919,323	849,720
Fees and commission expense			(550,033)	(503,775)

Net fees and commission income	22		369,290	345,945

Insurance income			1,114,911	1,041,662
Insurance expenses			(1,231,870)	(1,143,936)

Net insurance loss	19		(116,959)	(102,274)

Dividend income			88,769	68,439
Net trading income			135,307	89,934
Net foreign currency transaction gain (loss)			51,650	(8,225)
Net loss on financial instruments designated at fair value through profit or loss			(88,858)	(56,464)
Net gain on disposal of available-for-sale financial assets	12		222,626	159,157
Impairment losses on financial assets	23		(414,267)	(258,022)
General and administrative expenses	24		(1,043,090)	(1,032,656)
Other operating expenses, net			(85,195)	(105,966)

Operating income			752,972	757,823

Equity method income	13		1,946	8,488
Other non-operating income, net			33,765	9,530

Profit before income taxes			788,683	775,841

Income tax expense	25		(174,933)	(180,277)

Profit for the period			613,750	595,564

Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or less:
Foreign currency translation adjustments for foreign operations			(4,023)	(18,600)
Net change in unrealized fair value of available-for-sale financial assets			54,301	852
Equity in other comprehensive income of associates			1,193	(1,200)
Net change in unrealized fair value of cash flow hedges			(843)	(3,290)
Other comprehensive income of separate account			6,369	794

			56,997	(21,444)
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit plans			(1,868)	(491)

Total other comprehensive income (loss), net of income tax			55,129	(21,935)

Total comprehensive income for the period		~~W~~	668,879	573,629

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(In millions of won, except earnings per share)	Note	2015		2014

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	~~W~~	592,050	558,431
Non-controlling interest			21,700	37,133

		~~W~~	613,750	595,564

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	648,983	536,350
Non-controlling interests			19,896	37,279

		~~W~~	668,879	573,629

Earnings per share:	20,26
Basic and diluted earnings per share in won		~~W~~	1,201	1,130

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the three-month period ended March 31, 2014

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,128)	672,967	14,188,480	27,538,150	2,316,988	29,855,138
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	558,431	558,431	37,133	595,564
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(18,576)	—	(18,576)	(24)	(18,600)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	683	—	683	169	852

Equity in other comprehensive income of associates		—	—	—	—	(1,200)	—	(1,200)	—	(1,200)

Net change in unrealized fair value of cash flow hedges		—	—	—	—	(3,290)	—	(3,290)	—	(3,290)
Other comprehensive income of separate account		—	—	—	—	794	—	794	—	794
Remeasurements of defined benefit plans		—	—	—	—	(491)	—	(491)	—	(491)

Total other comprehensive income (loss)		—	—	—	—	(22,080)	—	(22,080)	145	(21,935)

Total comprehensive income		—	—	—	—	(22,080)	558,431	536,351	37,278	573,629

Other changes in equity
Dividends		—	—	—	—	—	(370,169)	(370,169)	—	(370,169)
Dividends to hybrid bonds		—	—	—	—	—	(7,434)	(7,434)	—	(7,434)
Change in other capital adjustments		—	—	—	5	—	—	5	—	5
Change in other non-controlling interests		—	—	—	—	—	—	—	(41,326)	(41,326)

		—	—	—	5	—	(377,603)	(377,598)	(41,326)	(418,924)

Balance at March 31, 2014	~~W~~	2,645,053	537,443	9,887,335	(393,123)	650,887	14,369,308	27,696,903	2,312,940	30,009,843

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the three-month period ended March 31, 2015

(Unaudited)

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	592,050	592,050	21,700	613,750
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(2,113)	—	(2,113)	(1,910)	(4,023)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	53,444	—	53,444	857	54,301

Equity in other comprehensive income of associates		—	—	—	—	1,193	—	1,193	—	1,193

Net change in unrealized fair value of cash flow hedges		—	—	—	—	(843)	—	(843)	—	(843)
Other comprehensive income of separate account		—	—	—	—	6,369	—	6,369	—	6,369
Remeasurements of defined benefit plans		—	—	—	—	(1,117)	—	(1,117)	(751)	(1,868)

Total other comprehensive income (loss)		—	—	—	—	56,933	—	56,933	(1,804)	55,129

Total comprehensive income		—	—	—	—	56,933	592,050	648,983	19,896	668,879

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(7,434)	(7,434)	—	(7,434)
Change in other capital adjustments		—	—	—	(29,588)	—	(900)	(30,488)	—	(30,488)
Change in other non-controlling interests		—	—	—	—	—	—	—	(325,710)	(325,710)

		—	—	—	(29,588)	—	(520,762)	(550,350)	(325,710)	(876,060)

Balance at March 31, 2015	~~W~~	2,645,053	537,443	9,887,335	(422,993)	694,827	15,941,067	29,282,732	1,024,995	30,307,727

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(In millions of won)	Note	2015		2014

Cash flows from operating activities
Profit before income taxes		~~W~~	788,683	775,841
Adjustments for:
Interest income	21		(2,852,797)	(2,996,959)
Interest expense	21		1,219,098	1,339,004
Dividend income			(88,769)	(68,439)
Net fees and commission expense			39,793	33,179
Net insurance loss	19		681,208	645,973
Net trading loss			13,404	3,813
Net foreign currency translation loss (gain)			5,521	(8,023)
Net loss (gain) on financial assets designated at fair value through profit or loss			6,460	(1,865)
Net gain on disposal of available-for-sale financial assets	12		(222,626)	(159,157)
Provision for credit losses	11		352,037	166,547
Impairment losses on other financial assets	23		62,231	91,475
Employee costs			47,214	38,032
Depreciation and amortization	24		67,356	79,594
Other operating loss (income)			(104,967)	(39,573)
Equity method income, net	13		(1,946)	(8,488)
Other non-operating loss (income), net			(3,023)	10,573

			(779,806)	(874,314)

Changes in assets and liabilities:
Due from banks			225,648	(4,253,263)
Trading assets and liabilities			(2,748,725)	(2,483,626)
Financial instruments designated at fair value through profit or loss			284,670	1,570,294
Derivative instruments			(238,421)	(38,597)
Loans			(3,824,195)	(948,062)
Other assets			(4,187,074)	(1,454,585)
Deposits			2,313,863	1,366,430
Liabilities for defined benefit obligations			(39,587)	(27,802)
Provisions			(15,485)	(39,724)
Other liabilities			4,291,855	2,712,684

			(3,937,451)	(3,596,251)

Income taxes paid			(87,362)	(122,288)
Interest received			2,822,002	2,997,267
Interest paid			(1,627,335)	(1,607,214)
Dividends received			83,412	64,774

Net cash used in operating activities		~~W~~	(2,737,857)	(2,362,185)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(In millions of won)	Note	2015		2014

Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	10,114,621	9,815,277
Acquisition of available-for-sale financial assets			(9,157,312)	(8,691,480)
Proceeds from redemption of held-to-maturity financial assets			720,185	913,870
Acquisition of held-to-maturity financial assets			(939,451)	(1,266,637)
Proceeds from disposal of property and equipment			660	255
Acquisition of property and equipment			(12,776)	(31,484)
Proceeds from disposal of intangible assets			2,872	1,896
Acquisition of intangible assets			(64,169)	(12,662)
Proceeds from disposal of investments in associates			7,676	46,603
Acquisition of investments in associates			(10,799)	(8,145)
Proceeds from disposal of investment property			—	21
Acquisition of investment property			(500)	(910)
Proceeds from disposal of assets held for sale			997	1,470
Net decrease in other assets			58,346	10,732
Proceeds from hedging derivative financial instruments for available-for-sale financial assets			506	17
Payment of hedging derivative financial instruments for available-for-sale financial assets			(2,149)	(1,139)

Net cash provided by investing activities			718,707	777,684

Cash flows from financing activities
Proceeds from borrowings			20,354,585	8,154,748
Repayments of borrowings			(19,479,845)	(5,644,721)
Proceeds from debt securities issued			9,346,535	1,567,024
Repayments of debt securities issued			(8,219,831)	(2,644,407)
Net increase (decrease) in other liabilities			110,915	(7,829)
Dividends paid			(33,806)	(28,553)
Payment of hedging derivative financial instruments for debt securities issued			(3,424)	(17,483)
Decrease in non-controlling interests			(325,710)	(41,327)

Net cash provided by financing activities			1,749,419	1,337,452

Effect of exchange rate fluctuations on cash and cash equivalents held			1,629	1,663

Decrease in cash and cash equivalents			(268,102)	(245,386)

Cash and cash equivalents at beginning of period	28		5,604,411	6,021,176

Cash and cash equivalents at end of period	28	~~W~~	5,336,309	5,775,790

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of March 31, 2015 and December 31, 2014 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2015	2014
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	March, 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	December, 31	100.0	100.0
”	Everdigm, Corp.	”	”	45.2	45.2
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	March, 31	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank PLC is not included.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	19 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 28 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 46 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(d)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the Group’s subsidiaries as of March 31, 2015 and December 31, 2014 are as follows:

	2015				2014
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	28,407,594	7,673,744	20,733,850	27,094,548	6,859,429	20,235,119
Shinhan Bank Co., Ltd.		260,858,311	240,763,517	20,094,794	255,646,329	235,169,429	20,476,900
Shinhan Card Co., Ltd.		22,066,338	16,331,362	5,734,976	22,259,514	16,127,087	6,132,427
Shinhan Investment Corp.		28,225,217	25,872,781	2,352,436	25,928,292	23,598,201	2,330,091
Shinhan Life Insurance Co., Ltd		22,703,416	21,171,664	1,531,752	21,939,682	20,463,749	1,475,933
Shinhan Capital Co., Ltd.		4,018,453	3,439,231	579,222	3,939,493	3,369,060	570,433
Jeju Bank		3,628,304	3,317,573	310,731	3,475,694	3,170,213	305,481
Shinhan Credit Information Co., Ltd.		22,166	7,344	14,822	23,040	8,420	14,620
Shinhan Private Equity Inc.		479,776	391,578	88,198	461,342	371,448	89,894
Shinhan BNP Paribas Asset Management Co., Ltd.		165,535	28,630	136,905	188,886	32,429	156,457
SHC Management Co., Ltd.		8,971	1,188	7,783	8,938	1,358	7,580
Shinhan Data system		24,328	15,069	9,259	25,826	16,461	9,365
Shinhan Savings Bank		793,743	678,019	115,724	804,035	689,550	114,485
Shinhan AITAS Co., Ltd.		39,028	6,166	32,862	37,657	6,242	31,415

	~~W~~	371,441,180	319,697,867	51,743,314	361,833,276	309,883,076	51,950,200

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for three-month the periods ended March 31, 2015 and 2014 were as follows:

	2015				2014
	Operating income		Net Income (loss)	Total comprehensive Income (loss)	Operating income	Net Income (loss)	Total comprehensive Income (loss)
Shinhan Financial Group (separate)	~~W~~	1,096,732	1,018,593	1,018,593	967,905	880,782	880,782
Shinhan Bank Co., Ltd.		3,363,037	390,022	413,518	3,637,099	425,157	421,837
Shinhan Card Co., Ltd.		1,092,926	154,535	152,428	1,096,264	141,158	120,140
Shinhan Investment Corp.		1,205,301	48,848	52,152	870,175	26,720	9,292
Shinhan Life Insurance Co., Ltd.		1,373,114	32,271	65,660	1,257,606	21,800	38,781
Shinhan Capital Co., Ltd.		78,863	13,114	13,932	73,145	11,680	11,678
Jeju Bank		41,284	4,704	7,416	40,298	(70)	476
Shinhan Credit Information Co., Ltd.		6,652	187	187	6,674	(21)	(21)
Shinhan Private Equity Inc.		79,948	1,766	1,113	82,285	2,089	2,079
Shinhan BNP Paribas Asset Management Co., Ltd.		20,123	5,796	5,841	22,446	7,298	7,303
SHC Management Co., Ltd.		223	202	202	54	(24)	(24)
Shinhan Data system		16,095	(117)	(117)	15,543	589	589
Shinhan Savings Bank.		17,723	3,523	1,234	13,536	(117)	2,025
Shinhan AITAS Co., Ltd.		7,776	1,447	1,447	6,870	1,270	1,270

	~~W~~	8,399,797	1,674,891	1,733,606	8,089,900	1,518,311	1,496,207

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

2.	Basis of preparation

(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2014. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2014.

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2014. The following changes in accounting policies are also expected to be reflected in the Group’s consolidated financial statements as of and for the year ending December 31, 2015.

(a)	Changes in accounting policies

i)	K-IFRS No. 1108, ‘Operating Segments’

The Group has applied the amendments to K-IFRS No. 1108, ‘Operating Segments’ since January 1, 2015. The amendment requires the disclosure of judgements made by management in applying the aggregation criteria. The disclosures include a brief description of the operating segments that have been aggregated and the economic indicators that have been assessed in determining whether the operating segments share the similar economic characteristics. In addition, this amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s total assets is required only when the information is regularly provided to the entity’s chief operating decision maker. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

3.	Significant accounting policies (continued)

ii)	K-IFRS No. 1102, ‘Share-based Payment’

The Group has applied the amendments to K-IFRS No. 1102, ‘Share-based Payment’ since January 1, 2015. The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iii)	K-IFRS No. 1103, ‘Business Combinations’

The Group has applied the amendments to K-IFRS No. 1103, ‘Business Combinations’ since January 1, 2015. The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No. 1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The impact of the amendments on the Group’s consolidated financial statements is not significant.

iv)	K-IFRS No. 1113, ‘Fair Value Measurement’

The Group has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2015. The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of K-IFRS No. 1039 even though the contracts do not meet the definition of a financial asset or financial liability. The impact of the amendments on the Group’s consolidated financial statements is not significant.

v)	K-IFRS No. 1024, ‘Related Party Disclosures’

The Group has applied the amendments to K-IFRS No. 1024, ‘Related Party Disclosures’ since January 1, 2015. The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The impact of the amendments on the Group’s consolidated financial statements is not significant.

vi)	K-IFRS No. 1019, ‘Employee Benefits’

The Group has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2015. The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognise those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The impact of the amendments on the Group’s consolidated financial statements is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risk that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a groupwide risk management system to detect the early warning signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and implements crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not only transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Due from banks and loans (*1)(*3):
Banks	~~W~~	12,451,756	13,663,318
Retail		96,741,708	94,282,270
Government		13,706,709	12,195,758
Corporates		102,941,561	102,160,212
Card receivable		16,757,638	17,378,179

		242,599,372	239,679,737

Trading assets		20,753,181	21,500,955
Financial assets designated at FVTPL (*4)		2,182,668	1,946,200
AFS financial assets (*5)		25,937,633	26,855,662
HTM financial assets (*6)		13,608,884	13,373,384
Derivative assets		1,650,876	1,568,307
Other financial assets (*1)(*2)		14,013,374	10,151,338
Financial guarantee contracts		3,157,342	3,090,873
Loan commitments and other credit liabilities		75,911,232	74,295,365

	~~W~~	399,814,562	392,461,821

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	12,479,207	96,262,763	13,713,624	102,858,715	16,544,411	241,858,720
Past due but not impaired		—	505,709	585	352,053	429,080	1,287,427
Impaired		—	301,401	—	1,240,907	484,551	2,026,859

		12,479,207	97,069,873	13,714,209	104,451,675	17,458,042	245,173,006
Less : allowance		(27,451)	(328,165)	(7,500)	(1,510,114)	(700,404)	(2,573,634)

	~~W~~	12,451,756	96,741,708	13,706,709	102,941,561	16,757,638	242,599,372

	2014
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Past due but not impaired		—	455,948	181	278,262	497,147	1,231,538
Impaired		—	286,414	—	1,349,849	490,925	2,127,188

		13,693,746	94,590,367	12,203,749	103,616,389	18,100,024	242,204,275
Less : allowance		(30,428)	(308,097)	(7,991)	(1,456,177)	(721,845)	(2,524,538)

	~~W~~	13,663,318	94,282,270	12,195,758	102,160,212	17,378,179	239,679,737

•	Credit quality of due from banks and loans that are neither past due nor impaired as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	12,479,207	90,686,997	13,712,008	63,247,558	14,202,706	194,328,476
Grade 2 (*1)		—	5,575,766	1,616	39,611,157	2,341,705	47,530,244

		12,479,207	96,262,763	13,713,624	102,858,715	16,544,411	241,858,720
Less : allowance		(27,451)	(164,109)	(7,482)	(889,382)	(329,569)	(1,417,993)

	~~W~~	12,451,756	96,098,654	13,706,142	101,969,333	16,214,842	240,440,727

Mitigation of credit risk due to collateral (*2)	~~W~~	546	64,318,064	392	52,176,110	4,837	116,499,949

	2014
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	13,693,746	88,338,903	12,201,919	62,614,102	14,750,893	191,599,563
Grade 2 (*1)		—	5,509,102	1,649	39,374,176	2,361,059	47,245,986

		13,693,746	93,848,005	12,203,568	101,988,278	17,111,952	238,845,549
Less : allowance		(30,428)	(161,189)	(7,984)	(864,854)	(340,544)	(1,404,999)

	~~W~~	13,663,318	93,686,816	12,195,584	101,123,424	16,771,408	237,440,550

Mitigation of credit risk due to collateral (*2)	~~W~~	59,826	63,402,563	398	51,326,493	4,970	114,794,250

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system

	For corporate cardholders, same as corporate loans	For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	406,214	497	243,822	360,083	1,010,616
31~60 days		—	53,151	—	36,170	49,550	138,871
61~90 days		—	38,083	88	48,728	19,288	106,187
More than 90 days		—	8,261	—	23,333	159	31,753

		—	505,709	585	352,053	429,080	1,287,427
Less : allowance		—	(34,955)	(18)	(30,619)	(65,512)	(131,104)

	~~W~~	—	470,754	567	321,434	363,568	1,156,323

Mitigation of credit risk due to collateral (*)	~~W~~	—	345,082	43	131,901	20	477,046

	2014
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	353,523	80	157,029	429,972	940,604
31~60 days		—	66,576	101	31,839	44,603	143,119
61~90 days		—	28,868	—	50,745	22,445	102,058
More than 90 days		—	6,981	—	38,649	127	45,757

		—	455,948	181	278,262	497,147	1,231,538
Less : allowance		—	(31,590)	(8)	(32,996)	(72,581)	(137,175)

	~~W~~	—	424,358	173	245,266	424,566	1,094,363

Mitigation of credit risk due to collateral (*)	~~W~~	—	307,234	11	98,941	25	406,211

•	Due from banks and loans that are impaired as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	301,401	—	1,240,907	484,551	2,026,859
Less : allowance		—	(129,101)	—	(590,113)	(305,323)	(1,024,537)

	~~W~~	—	172,300	—	650,794	179,228	1,002,322

Mitigation of credit risk due to collateral (*)	~~W~~	—	134,396	—	498,969	2	633,367

	2014
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	286,414	—	1,349,849	490,925	2,127,188
Less : allowance		—	(115,318)	—	(558,327)	(308,720)	(982,365)

	~~W~~	—	171,096	—	791,522	182,205	1,144,823

Mitigation of credit risk due to collateral (*)	~~W~~	—	137,039	—	488,535	2	625,576

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	7,443,195	87,977	14,960,130	10,081,134	32,572,436
AA- to AA+		6,910,914	352,864	3,769,785	3,226,539	14,260,102
A- to A+		4,978,437	1,329,036	4,690,713	189,907	11,188,093
BBB- to BBB+		615,625	412,791	1,179,132	19	2,207,567
Lower than BBB-		113,188	—	403,376	40,812	557,376
Unrated		538,822	—	934,497	70,473	1,543,792

	~~W~~	20,600,181	2,182,668	25,937,633	13,608,884	62,329,366

	2014
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	7,068,449	59,945	14,584,701	9,879,920	31,593,015
AA- to AA+		6,639,473	262,439	4,797,373	3,040,388	14,739,673
A- to A+		6,195,826	1,433,469	4,705,307	350,244	12,684,846
BBB- to BBB+		926,701	190,347	1,647,993	19	2,765,060
Lower than BBB-		242,057	—	441,338	33,306	716,701
Unrated		203,893	—	678,950	69,507	952,350

	~~W~~	21,276,399	1,946,200	26,855,662	13,373,384	63,451,645

(*)	FVTPL : fair value through profit or loss

•	The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Neither past due nor impaired	~~W~~	62,321,742	63,444,233
Impaired		7,624	7,412

	~~W~~	62,329,366	63,451,645

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	9,940,760	14,997	—	185,742	2,310,257	—	12,451,756
Retail		1,204	—	—	—	—	96,740,504	96,741,708
Government		12,885,525	—	160	41	820,983	—	13,706,709
Corporations		3,821,530	35,876,904	14,416,092	18,217,765	30,609,270	—	102,941,561
Card		33,287	149,587	122,609	30,008	502,986	15,919,161	16,757,638

		26,682,306	36,041,488	14,538,861	18,433,556	34,243,496	112,659,665	242,599,372

Trading assets		13,442,052	571,018	490,320	1,251,628	4,998,163	—	20,753,181
Financial assets designated at FVTPL (*1)		1,726,540	116,061	91,624	30,099	218,344	—	2,182,668
AFS financial assets (*2)		17,865,143	1,178,571	194,642	569,746	6,129,531	—	25,937,633
HTM financial assets (*3)		3,195,701	72,219	—	613,281	9,727,683	—	13,608,884

	~~W~~	62,911,742	37,979,357	15,315,447	20,898,310	55,317,217	112,659,665	305,081,738

	2014
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,724,753	2,246	—	187,727	1,748,592	—	13,663,318
Retail		—	—	—	—	—	94,282,270	94,282,270
Government		11,285,787	—	182	43	909,746	—	12,195,758
Corporations		4,102,383	35,954,237	13,807,545	18,358,983	29,937,064	—	102,160,212
Card		44,351	158,901	123,175	29,767	494,580	16,527,405	17,378,179

		27,157,274	36,115,384	13,930,902	18,576,520	33,089,982	110,809,675	239,679,737

Trading assets		14,834,973	908,646	599,989	923,759	4,233,588	—	21,500,955
Financial assets designated at FVTPL (*1)		1,498,097	92,494	106,890	30,124	218,595	—	1,946,200
AFS financial assets (*2)		18,375,517	1,365,458	163,342	819,355	6,131,990	—	26,855,662
HTM financial assets (*3)		3,448,775	50,370	—	593,894	9,280,345	—	13,373,384

	~~W~~	65,314,636	38,532,352	14,801,123	20,943,652	52,954,500	110,809,675	303,355,938

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the three-month period ended March 31, 2015 and the year ended December 31, 2014 are as follows:

i-1)	Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the three-month period ended March 31, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	12,014	14,416	10,348	14,416
Stock price		4,003	4,838	2,972	4,660
Foreign exchange (*)		44,011	53,165	35,383	37,312
Option volatility		121	187	65	107
Portfolio diversification		(13,127)	(18,540)	(6,688)	(11,880)

	~~W~~	47,022	54,066	42,080	44,615

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	17,302	25,863	8,721	13,414
Stock price		4,333	7,362	2,493	3,442
Foreign exchange (*)		43,872	54,355	34,928	49,372
Option volatility		161	259	66	66
Portfolio diversification		(18,668)	(32,344)	(5,246)	(13,268)

	~~W~~	47,000	55,495	40,962	53,026

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2)	Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the three-month period ended March 31, 2015 and the year ended December 31, 2014, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2015
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	1,600	1,951	1,300	1,951
Foreign exchange		39,877	41,298	38,332	40,001

	~~W~~	41,477	43,249	39,632	41,952

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	754	1,300	400	1,150
Foreign exchange		40,309	46,846	33,832	39,849

	~~W~~	41,063	48,146	34,232	40,999

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3)	Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the three-month period ended March 31, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	6,236	8,611	4,156	4,849
Stock price		14,324	19,278	10,213	17,566
Foreign exchange		4,805	6,744	3,185	5,077
Option volatility		709	2,423	332	1,946
Portfolio diversification		(11,057)	(18,932)	(6,008)	(14,028)

	~~W~~	15,017	18,124	11,878	15,410

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	8,999	30,064	3,514	6,069
Stock price		7,531	14,677	3,389	14,438
Foreign exchange		3,688	17,353	646	5,227
Option volatility		1,917	7,042	224	711
Portfolio diversification		(7,730)	(38,169)	(1,399)	(8,967)

	~~W~~	14,405	30,967	6,374	17,478

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4)	Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the three-month period ended March 31, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Average		Maximum	Minimum	March 31
Interest rate	~~W~~	640	710	479	655
Stock price		1	29	—	—
Foreign exchange		739	908	511	763
Option volatility		498	880	204	880

	~~W~~	1,878	2,527	1,194	2,298

	2014
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	997	4,850	223	354
Stock price		5	111	—	—
Foreign exchange		301	664	19	392
Option volatility		3,136	7,289	1,058	1,332

	~~W~~	4,439	12,914	1,300	2,078

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of March 31, 2015 and December 31, 2014 are as follows:

ii-1)	Shinhan Bank

	2015		2014
VaR (*1)	~~W~~	815,921	695,044
EaR (*2)		385,410	313,619

ii-2)	Shinhan Card

	2015		2014
VaR (*1)	~~W~~	280,296	299,816
EaR (*2)		12,933	23,458

ii-3)	Shinhan Investment

	2015		2014
VaR (*1)	~~W~~	23,531	20,887
EaR (*2)		105,119	119,812

ii-4)	Shinhan Life Insurance

	2015		2014
VaR (*1)	~~W~~	277,028	147,488
EaR (*2)		8,987	4,525

(*1)	The interest rate VaR was calculated by the Financial Supervisory Service regulations based on the duration proxies and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on an interest rate gap analysis using the time buckets and the “middle of time band” as recommended under the Basel Accord.

iii)	Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	95,519,286	22,952,123	25,954,831	42,846,051	12,601,727	4,450,031	204,324,049
Trading liabilities (*3)		2,401,285	—	—	—	—	—	2,401,285
Borrowings		14,200,676	2,166,344	1,690,661	1,714,608	3,548,080	802,385	24,122,754
Debt securities issued		1,466,837	3,279,443	4,801,806	6,361,592	22,647,642	3,316,090	41,873,410
Financial liabilities designated at fair value through profit or loss		176,818	132,371	199,432	1,248,411	6,811,050	1,037,388	9,605,470
Other financial liabilities		20,866,663	27,396	7,634	131,165	530,888	85,304	21,649,050

	~~W~~	134,631,565	28,557,677	32,654,364	52,301,827	46,139,387	9,691,198	303,976,018

Off balance (*4):
Financial guarantee contracts	~~W~~	3,157,342	—	—	—	—	—	3,157,342
Loan commitments and others		75,911,232	—	—	—	—	—	75,911,232

	~~W~~	79,068,574	—	—	—	—	—	79,068,574

Derivatives:
Cash inflows	~~W~~	1,582,419	345,777	424,862	1,107,611	1,541,597	47,423	5,049,689
Cash outflows		(1,589,616)	(149,617)	(394,029)	(1,064,515)	(1,586,066)	(357,531)	(5,141,374)

	~~W~~	(7,197)	196,160	30,833	43,096	(44,469)	(310,108)	(91,685)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2014
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	92,720,125	22,382,996	27,514,353	42,443,826	11,473,918	3,708,829	200,244,047
Trading liabilities (*3)		2,688,734	—	—	—	—	—	2,688,734
Borrowings		13,112,645	1,991,313	1,751,068	1,791,657	3,737,094	846,679	23,230,456
Debt securities issued		846,643	1,909,290	4,171,870	7,515,358	23,271,423	3,201,822	40,916,406
Financial liabilities designated at fair value through profit or loss		149,918	220,932	287,058	820,256	6,672,700	845,656	8,996,520
Other financial liabilities		16,634,144	45,750	15,921	172,690	471,352	108,993	17,448,850

	~~W~~	126,152,209	26,550,281	33,740,270	52,743,787	45,626,487	8,711,979	293,525,013

Off balance (*4):
Financial guarantee contracts	~~W~~	3,090,873	—	—	—	—	—	3,090,873
Loan commitments and others		74,295,365	—	—	—	—	—	74,295,365

	~~W~~	77,386,238	—	—	—	—	—	77,386,238

Derivatives:
Cash inflows	~~W~~	1,530,627	339,105	197,109	1,036,878	1,845,455	50,797	4,999,971
Cash outflows		(1,614,763)	(104,502)	(153,737)	(1,009,806)	(1,925,721)	(433,058)	(5,241,587)

	~~W~~	(84,136)	234,603	43,372	27,072	(80,266)	(382,261)	(241,616)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~71,923,895 million and ~~W~~68,949,585 million as of March 31, 2015 and December 31, 2014 are included in the ‘less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Capital risk management

The Group, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, ie ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of March 31, 2015 was 12.98% (unreviewed).

(f)	Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	7,031,965	19,673,762	218,014	26,923,741
Financial assets designated at fair value through profit or loss		67,073	2,470,172	517,737	3,054,982
Derivative assets		3,490	1,362,395	284,991	1,650,876
Available-for-sale financial assets		9,431,216	18,552,426	2,592,926	30,576,568

	~~W~~	16,533,744	42,058,755	3,613,668	62,206,167

Financial liabilities:
Trading liabilities	~~W~~	2,401,285	—	—	2,401,285
Financial liabilities designated at fair value through profit or loss		52,271	2,155,421	7,397,226	9,604,918
Derivative liabilities		6,630	1,455,383	229,095	1,691,108

	~~W~~	2,460,186	3,610,804	7,626,321	13,697,311

	2014
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	6,969,194	17,227,192	165,790	24,362,176
Financial assets designated at fair value through profit or loss		77,900	2,100,010	559,465	2,737,375
Derivative assets		4,640	1,343,108	220,559	1,568,307
Available-for-sale financial assets		9,019,551	19,814,950	2,583,513	31,418,014

	~~W~~	16,071,285	40,485,260	3,529,327	60,085,872

Financial liabilities:
Trading liabilities	~~W~~	2,688,734	—	—	2,688,734
Financial liabilities designated at fair value through profit or loss		571	2,007,176	6,988,434	8,996,181
Derivative liabilities		5,317	1,453,231	259,007	1,717,555

	~~W~~	2,694,622	3,460,407	7,247,441	13,402,470

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the three-month period ended March 31, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the year (*1)		606	7,402	10,307	81,372	(126,484)
Recognized in other comprehensive income (loss) for the period		—	—	(12,555)	(110)	—

		606	7,402	(2,248)	81,262	(126,484)
Purchase		101,772	111,236	112,852	3,317	—
Issue		—	—	—	—	(2,743,693)
Settlement		(50,154)	(160,366)	(83,737)	9,765	2,461,385
Transfer in (*2)		—	—	(7,503)	—	—
Transfer out (*2)		—	—	(9,951)	—	—

Ending balance	~~W~~	218,014	517,737	2,592,926	55,896	(7,397,226)

	2014
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	35,345	894,706	2,134,276	(305,107)	(4,529,091)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		7,519	(124,819)	(115,324)	348,976	(356,036)
Recognized in other comprehensive income (loss) for the year		—	—	136,483	(798)	—

		7,519	(124,819)	21,159	348,178	(356,036)
Purchase		412,363	323,824	607,297	28,376	—
Issue		—	—	—	—	(3,538)
Settlement		(289,437)	(534,246)	(210,998)	(109,843)	(2,099,769)
Transfer in (*2)		—	—	35,336	—	—
Transfer out (*2)		—	—	(3,557)	(52)	—

Ending balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the three-month periods ended March 31, 2015 and the year ended December 31, 2014, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2015			2014
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of March 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	~~W~~	85,280	(27,625)	202,418	1,329
Gain (loss) on financial instruments designated at FVTPL		(119,082)	(36,131)	(480,854)	(232,238)
Gain (loss) on disposal of available-for-sale financial assets		23,441	—	25,890	—
Impairment losses on financial assets		(13,143)	(12,210)	(140,958)	(140,885)
Other operating income (expenses)		(3,293)	(3,290)	153,785	154,846

	~~W~~	(26,797)	(79,256)	(239,719)	(216,948)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of March 31, 2015 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	15,326,956	Discount rate
Equity securities	NAV(*2)		4,346,806	Discount rate, Price of underlying assets

			19,673,762

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,749,974	Discount rate
Equity securities	NAV(*2)		720,198	Discount rate, Price of underlying assets

			2,470,172

Derivative assets:
Trading	Option model, DCF(*1)		1,262,295	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			100,100

			1,362,395

Available-for-sale financial assets:
Debt securities	DCF(*1)		18,179,608	Discount rate
Equity securities	NAV(*2)		372,818	Discount rate, Price of underlying assets

			18,552,426

			42,058,755

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF(*1)		2,155,421	Discount rate
Derivative liabilities:
Trading	Option model, DCF(*1)		1,370,057	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			85,326

			1,455,383

		~~W~~	3,610,804

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of March 31, 2015 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)		Significant unobservable inputs	Range
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	206,466	The volatility of the underlying asset	1.75%~2.05%

Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF(*1)		517,737	The volatility of the underlying asset, correlations	0%~52.07% (1.21%)~64.9%

Derivative assets:
Equity and foreign exchange related	Option model(*2)		164,861	The volatility of the underlying asset, correlations	3.54%~49.7% (10.87%)~53.75%
Interest rates related	Option model(*2)		101,113	The volatility of the underlying asset, regression coefficient, correlations	0.16%~5.24% 0%~3.02% (26.33%)~76.32%
Commodity related	Option model(*2)		19,017	The volatility of the underlying asset, correlations	1.43%~47.27% (12.6%)~84.4%

			284,991

Available-for-sale financial assets:
Debt securities	NAV(*3)		16,035	Discount rate, growth rate	0%
Equity securities	DCF(*1)		2,576,891	Discount rate, growth rate	2.42%~23.25% 0%~1%

			2,592,926

		~~W~~	3,602,120

(*1)	DCF : discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model(*1)		7,397,226	The volatility of the underlying asset, correlations	22.08%~28.19% 34%

Derivative liabilities:
Equity and foreign exchange related	Option model(*1)		64,659	The volatility of the underlying asset, correlations	1.69%~51.46% (10.76%)~55.81%
Interest rates related	Option model(*1)		29,362	The volatility of the underlying asset, regression coefficient, correlations	0.15%~30.7% 0%~3.02% 12.16%~36.34%
Commodity related	Option model(*1)		135,074	The volatility of the underlying asset, correlations	7.4%~47.88% (23.4%)~100.00%

			229,095

		~~W~~	7,626,321

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of March 31, 2015 and December 31, 2014.

	2015
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	1,860	(2,224)
Derivative assets		23,448	(28,502)

		25,308	(30,726))
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		133,601	(63,717)

	~~W~~	158,909	(94,443)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	59,478	(56,854)
Derivative liabilities		81,876	(99,397)

	~~W~~	141,354	(156,251)

	2014
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Financial assets designated at fair value through profit or loss	~~W~~	2,691	(2,761)
Derivative assets		25,759	(33,508)

		28,450	(36,269)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		195,171	(69,090)

	~~W~~	223,621	(105,359)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	82,347	(81,191)
Derivative liabilities		74,637	(76,587)

	~~W~~	156,984	(157,778)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.
Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2015 and December 31, 2014 are as follows:

	2015			2014
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	225,087,048	228,367,497	221,617,689	223,965,124
Held-to-maturity financial assets		13,608,884	14,857,492	13,373,384	14,231,320
Other financial assets		14,013,374	14,069,789	10,151,338	10,204,666

	~~W~~	252,709,306	257,294,778	245,142,411	248,401,110

Liabilities:
Deposits	~~W~~	195,989,188	196,439,442	193,709,738	194,057,580
Borrowings		23,876,928	23,986,647	22,973,767	23,097,742
Debt securities issued		38,506,393	39,550,998	37,334,612	38,270,720
Other financial liabilities		21,686,886	21,683,167	17,485,236	17,432,936

	~~W~~	280,059,395	281,660,254	271,503,353	272,858,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	40,993	2,330,068	225,996,436	228,367,497
Held-to-maturity financial assets		5,572,547	9,284,945	—	14,857,492
Other financial assets		445,351	8,015,877	5,608,561	14,069,789

	~~W~~	6,058,891	19,630,890	231,604,997	257,294,778

Liabilities:
Deposits	~~W~~	1,658,456	72,933,890	121,847,096	196,439,442
Borrowings		7,525,171	2,513,906	13,947,570	23,986,647
Debt securities issued in won		—	22,282,653	17,268,345	39,550,998
Other financial liabilities		440,791	7,238,234	14,004,142	21,683,167

	~~W~~	9,624,418	104,968,683	167,067,153	281,660,254

	2014
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	29,569	2,959,108	220,976,447	223,965,124
Held-to-maturity financial assets		5,135,924	9,095,396	—	14,231,320
Other financial assets		16,544	5,841,425	4,346,697	10,204,666

	~~W~~	5,182,037	17,895,929	225,323,144	248,401,110

Liabilities:
Deposits	~~W~~	1,697,313	70,025,042	122,335,225	194,057,580
Borrowings		7,542,900	1,793,101	13,761,741	23,097,742
Debt securities issued in won		—	23,667,234	14,603,486	38,270,720
Other financial liabilities		17,520	5,189,079	12,226,337	17,432,936

	~~W~~	9,257,733	100,674,456	162,926,789	272,858,978

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as March 31, 2015 and December 31, 2014 are as follows:

	2015
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	20,086,372	—	20,086,372
Trading assets		26,923,741	—	—	—	—	—	26,923,741
Financial assets designated at FVTPL (*1)		—	3,054,982	—	—	—	—	3,054,982
Derivatives		1,489,041	—	—	—	—	161,835	1,650,876
Loans		—	—	—	—	225,087,048	—	225,087,048
AFS financial assets (*2)		—	—	30,576,568	—	—	—	30,576,568
HTM financial assets (*3)		—	—	—	13,608,884	—	—	13,608,884
Other		—	—	—	—	14,013,374	—	14,013,374

	~~W~~	28,412,782	3,054,982	30,576,568	13,608,884	259,186,794	161,835	335,001,845

	2015
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	195,989,188	—	195,989,188
Trading liabilities		2,401,285	—	—	—	2,401,285
Financial liabilities designated at FVTPL (*1)		—	9,604,918	—	—	9,604,918
Derivatives		1,571,370	—	—	119,738	1,691,108
Borrowings		—	—	23,876,928	—	23,876,928
Debt securities issued		—	—	38,506,393	—	38,506,393
Other		—	—	21,686,886	—	21,686,886

	~~W~~	3,972,655	9,604,918	280,059,395	119,738	293,756,706

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2014
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	20,584,838	—	20,584,838
Trading assets		24,362,176	—	—	—	—	—	24,362,176
Financial assets designated at FVTPL (*1)		—	2,737,375	—	—	—	—	2,737,375
Derivatives		1,411,168	—	—	—	—	157,139	1,568,307
Loans		—	—	—	—	221,617,689	—	221,617,689
AFS financial assets (*2)		—	—	31,418,014	—	—	—	31,418,014
HTM financial assets (*3)		—	—	—	13,373,384	—	—	13,373,384
Other		—	—	—	—	10,151,338	—	10,151,338

	~~W~~	25,773,344	2,737,375	31,418,014	13,373,384	252,353,865	157,139	325,813,121

	2014
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	193,709,738	—	193,709,738
Trading liabilities		2,688,734	—	—	—	2,688,734
Financial liabilities designated at FVTPL (*1)		—	8,996,181	—	—	8,996,181
Derivatives		1,596,400	—	—	121,155	1,717,555
Borrowings		—	—	22,973,767	—	22,973,767
Debt securities issued		—	—	37,334,612	—	37,334,612
Other		—	—	17,485,236	—	17,485,236

	~~W~~	4,285,134	8,996,181	271,503,353	121,155	284,905,823

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

5.	Changes in subsidiaries

The subsidiary that was newly included in consolidation during the year ended December 31, 2014 is as follows:

Company	Description
LLP MFO Shinhan Finance	Newly established subsidiary

There were no changes in subsidiaries for the three-month period ended March 31, 2015.

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of March 31, 2015 are as follows:

Segment		Description

Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools
	Corporates and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking
International group

Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b)	The following tables provide information of income for each operating segment for the three-month periods ended March 31, 2015 and 2014.

	2015
	Banking
	Retail		Corporates	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	561,877	190,543	83,568	198,538	1,573	329,821	113,085	163,873	(10,613)	1,434	1,633,699
Net fees and commission Income (loss)		137,774	52,146	16,191	(5,318)	(9)	62,803	54,230	6,998	47,911	(3,436)	369,290
Other income (expense), net		(598,379)	240,083	(24,025)	(375,484)	(4,560)	(212,636)	(105,882)	(124,881)	(16,092)	(28,161)	(1,250,017)

Operating income		101,272	482,772	75,734	(182,264)	(2,996)	179,988	61,433	45,990	21,206	(30,163)	752,972
Equity method income (loss)		—	—	—	—	3,413	—	(1,183)	(586)	1,534	(1,232)	1,946
Income tax expense (benefit)		22,084	83,705	17,908	(10,889)	(525)	32,115	14,589	11,186	7,208	(2,448)	174,933

Net profit (loss) for the period	~~W~~	79,253	399,356	57,654	(140,766)	(771)	154,535	48,848	32,271	15,788	(32,418)	613,750

Controlling interest	~~W~~	79,253	399,356	57,654	(140,766)	(875)	154,535	48,848	32,271	14,126	(52,352)	592,050
Non-controlling interests		—	—	—	—	104	—	—	—	1,662	19,934	21,700

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

	2014
	Banking
	Retail		Corporates	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	591,002	197,451	74,158	236,275	2,814	341,916	83,131	154,193	(24,042)	1,057	1,657,955
Net fees and commission Income (loss)		137,024	58,258	12,471	(23,026)	(23)	52,231	48,387	7,451	55,113	(1,941)	345,945
Other income (expense), net		(622,422)	193,568	(76,606)	(258,106)	10,388	(216,551)	(98,742)	(131,641)	(47,573)	1,608	(1,246,077)

Operating income		105,604	449,277	10,023	(44,857)	13,179	177,596	32,776	30,003	(16,502)	724	757,823
Equity method income (loss)		—	—	—	—	3,944	—	3,383	—	1,090	71	8,488
Income tax expense (benefit)		22,525	64,103	1,828	30,930	(4,084)	43,329	13,079	5,914	4,864	(2,211)	180,277

Net profit (loss) for the period	~~W~~	84,050	385,959	6,719	(36,631)	(15,009)	141,158	26,720	21,800	(19,429)	227	595,564

Controlling interest	~~W~~	84,050	385,959	6,719	(36,631)	(15,078)	141,158	26,720	21,800	(21,543)	(34,723)	558,431
Non-controlling interests		—	—	—	—	69	—	—	—	2,114	34,950	37,133

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of net interest income of each operating segment for the three-month periods ended March 31, 2015 and 2014.

	2015
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	612,503	283,544	82,103	59,886	—	339,397	114,490	163,484	(21,708)	—	1,633,699
Internal transactions		(50,626)	(93,001)	1,465	138,652	1,573	(9,576)	(1,405)	389	11,095	1,434	—

	~~W~~	561,877	190,543	83,568	198,538	1,573	329,821	113,085	163,873	(10,613)	1,434	1,633,699

	2014
	Banking
	Retail		Corporations	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	583,932	358,416	74,334	86,088	—	350,628	85,464	153,824	(34,731)	—	1,657,955
Internal transactions		7,070	(160,965)	(176)	150,187	2,814	(8,712)	(2,333)	369	10,689	1,057	—

	~~W~~	591,002	197,451	74,158	236,275	2,814	341,916	83,131	154,193	(24,042)	1,057	1,657,955

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Deposits denominated in won:
Reserve deposits	~~W~~	5,100,302	5,755,317
Other (*)		4,169,447	3,842,219

		9,269,749	9,597,536
Deposits denominated in foreign currency		731,613	666,620

	~~W~~	10,001,362	10,264,156

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Debt securities:
Governments	~~W~~	3,386,030	2,045,124
Financial institutions		7,634,549	8,302,174
Corporations		5,034,351	5,769,659
Commercial papers		3,288,159	3,790,597
CMA(*)		1,043,272	1,197,304
Others		213,819	171,540

		20,600,180	21,276,398
Equity securities:
Stocks		1,425,084	1,011,012
Beneficiary certificates		4,688,106	1,812,208
Others		57,371	38,002

		6,170,561	2,861,222
Other
Gold deposits		153,000	224,556

	~~W~~	26,923,741	24,362,176

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014	Condition
Debt securities	~~W~~	1,696,749	1,419,343	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		872,314	791,175	Evaluation and management on a fair value basis, accounting mismatch
Others		485,919	526,857	Combined instrument

	~~W~~	3,054,982	2,737,375

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of March 31, 2015 and December 31, 2014 are ~~W~~720,198 million and ~~W~~706,899 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	32,693,779	31,812,684
Currency swaps		13,511,451	14,362,691
Currency options		1,359,481	774,869

		47,564,711	46,950,244
Exchange traded:
Currency futures		152,775	397,954

		47,717,486	47,348,198

Interest rates related:
Over the counter:
Interest rate swaps		56,123,454	62,274,495
Interest rate options		1,621,201	1,861,201

		57,744,655	64,135,696
Exchange traded:
Interest rate futures		1,542,774	1,236,960
Interest rate swaps (*)		23,557,600	17,943,000

		25,100,374	19,179,960

		82,845,029	83,315,656

Credit related:
Over the counter:
Credit swaps		620,803	385,333

Equity related:
Over the counter:
Equity swaps and forwards		4,120,306	4,168,373
Equity options		2,465,382	2,637,565

		6,585,688	6,805,938
Exchange traded:
Equity futures		626,974	223,607
Equity options		142,341	205,018

		769,315	428,625

		7,355,003	7,234,563

Commodity related:
Over the counter:
Commodity swaps and forwards		1,302,859	1,170,283
Commodity options		33,888	40,502

		1,336,747	1,210,785
Exchange traded:
Commodity futures		133,389	159,155

		1,470,136	1,369,940

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2015		2014
Hedge:
Currency forwards		803,173	685,348
Currency swaps		2,175,759	2,178,614
Interest rate swaps		7,904,222	8,306,680

		10,883,154	11,170,642

	~~W~~	150,891,611	150,824,332

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of March 31, 2015 and December 31, 2014 are as follows:

	2015			2014
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	410,663	406,132	440,089	509,555
Currency swaps		233,283	287,339	247,236	272,584
Currency options		3,159	6,042	4,440	5,048

		647,105	699,513	691,765	787,187
Exchange traded:
Currency futures		255	222	175	—

		647,360	699,735	691,940	787,187

Interest rates related:
Over the counter:
Interest rate swaps		643,521	616,618	564,432	509,140
Interest rate options		11,411	16,809	10,147	16,614

		654,932	633,427	574,579	525,754
Exchange traded:
Interest rate futures		74	561	213	45

		655,006	633,988	574,792	525,799

Credit related:
Over the counter:
Credit swaps		3,012	16,311	1,640	15,484

Equity related:
Over the counter:
Equity swap and forwards		86,455	(11,603)	59,440	(17,352)
Equity options		69,310	82,788	64,626	145,608

		155,765	71,185	124,066	128,256
Exchange traded:
Equity futures		396	410	201	258
Equity options		922	552	2,540	104

		1,318	962	2,741	362

		157,083	72,147	126,807	128,618

Commodity related:
Over the counter:
Commodity swaps and forwards		23,411	144,304	12,663	134,400
Commodity options		1,325	1	1,814	3

		24,736	144,305	14,477	134,403
Exchange traded:
Commodity futures		1,843	4,885	1,512	4,909

		26,579	149,190	15,989	139,312

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2015			2014
	Assets		Liabilities	Assets	Liabilities
Hedge:
Currency forwards		1,386	22,050	1,127	19,712
Currency swaps		45,463	47,730	38,997	50,788
Interest rate swaps		114,987	49,957	117,015	50,655

		161,836	119,737	157,139	121,155

	~~W~~	1,650,876	1,691,108	1,568,307	1,717,555

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(1,844)	35,458
Currency swaps		(26,817)	(23,358)
Currency options		(2,692)	(3,174)

		(31,353)	8,926
Exchange traded:
Currency futures		(778)	(34)

		(32,131)	8,892

Interest rates related:
Over the counter:
Interest rate swaps		(28,117)	(26,646)
Interest rate options		(584)	5

		(28,701)	(26,641)
Exchange traded:
Interest rate futures		(4,943)	263
Interest rate swaps		(12,700)	—

		(17,643)	263

		(46,344)	(26,378)

Credit related:
Over the counter:
Credit swaps		429	(2,059)

Equity related:
Over the counter:
Equity swap and forwards		(9,954)	19,183
Equity options		10,962	(971)

		1,008	18,212
Exchange traded:
Equity futures		1,790	(887)
Equity options		250	248

		2,040	(639)

		3,048	17,573

Commodity related:
Over the counter:
Swaps and forwards		(37,074)	(10,544)
Equity options		(74)	370

		(37,148)	(10,174)
Exchange traded:
Equity options		(3,046)	(4,137)

		(40,194)	(14,311)

Hedge:
Currency forwards		(1,942)	932
Currency swaps		8,964	7,797
Interest rate swaps		(441)	46,145

		6,581	54,874

	~~W~~	(108,611)	38,591

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Household loans	~~W~~	87,467,460	84,929,702
Corporate loans		116,207,007	113,989,749
Public and other		2,111,555	2,135,127
Loans to banks		4,099,631	4,683,996
Card receivables		17,496,443	18,140,810

		227,382,096	223,879,384
Discount		(31,319)	(37,458)
Deferred loan origination costs and fees		286,866	276,627

		227,637,643	224,118,553
Allowance for credit losses		(2,550,595)	(2,500,864)

	~~W~~	225,087,048	221,617,689

(b)	Changes in the allowance for credit losses for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

	2015				2014
	Loan		Others (*2)	Total	Loan	Others (*2)	Total

Beginning balance	~~W~~	2,500,865	118,353	2,619,218	2,476,451	98,617	2,575,068
Provision for (reversal of) allowance		352,482	(446)	352,036	894,722	49,706	944,428
Write-offs		(323,626)	(4,601)	(328,227)	(1,107,143)	(33,742)	(1,140,885)
Effect of discounting (*1)		(8,439)	—	(8,439)	(42,274)	—	(42,274)
Disposal		(33,653)	—	(33,653)	(37,802)	—	(37,802)
Recoveries		73,012	1,157	74,169	390,498	4,216	394,714
Others (*3)		(10,046)	175	(9,871)	(73,587)	(444)	(74,031)

Ending balance	~~W~~	2,550,595	114,638	2,665,233	2,500,865	118,353	2,619,218

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	~~W~~	4,199,738	4,007,317
Financial institution bonds		13,214,738	11,922,184
Corporate bonds and others		8,523,157	10,926,161

		25,937,633	26,855,662
Equity securities (*2):
Stocks		2,393,472	2,416,482
Equity investments		616,627	614,566
Beneficiary certificates		1,525,213	1,427,387
Others		103,623	103,917

		4,638,935	4,562,352

		30,576,568	31,418,014

Held-to-maturity financial assets:
Debt securities:
Government bonds		8,275,139	7,794,704
Financial institutions bonds		1,925,509	1,573,869
Corporate bonds		3,408,236	4,004,811

		13,608,884	13,373,384

	~~W~~	44,185,452	44,791,398

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~118,596 million and ~~W~~113,717 million as of March 31, 2015 and December 31, 2014, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Gain on sale of available-for-sale financial assets	~~W~~	231,228	163,946
Loss on sale of available-for-sale financial assets		(8,602)	(4,789)

	~~W~~	222,626	159,157

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of March 31, 2015 and December 31, 2014 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2015	2014
Cardif Life Insurance (*1,3)	Korea	December 31	14.99	14.99
Aju Capital Co., Ltd. (*1,2)	”	”	12.85	12.85
UAMCO., Ltd. (*2)	”	March 31	17.50	17.50
Pohang TechnoPark 2PFV (*2)	”	”	14.90	14.90
Daewontos Co., Ltd. (*1,6)	”	December 31	36.33	36.33
Inhee Co., Ltd. (*1,2,6)	”	”	15.36	15.36
DAEGY Electrical Construction.,LTD (*1,6)	”	”	27.45	27.45
Kukdong Engineering & Construction CO.,LTD (*1,2,6)	”	”	14.30	14.30
YEONWONG SYSTEM (*1,6)	”	”	21.77	—
SHC-IMM New Growth Fund (*5)	”	March 31	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
STI New growth engine Investment Fund	”	”	50.00	50.00
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
TS2013-6 M&A Investment Fund	”	”	25.00	25.00
KDB Daewoo Ruby PEF	”	”	20.00	20.00
Dream High Fund III (*5)	”	”	54.55	54.55
Haejin Shipping Co. Ltd.	Hong Kong	”	24.00	24.00
SHC-EN Fund	Korea	”	43.48	43.48
SP New Technology Business investment Fund I	”	”	23.26	23.26
Albatross Growth Fund	”	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co.,Ltd.	”	”	50.00	—
Midas Dong-A Snowball Venture Fund (*5)	”	”	53.33	—
IBKS-Shinhan Creative Economy New Technology Fund (*4)	”	”	5.00	—
SH Rental Service	”	”	20.00	—
APC Fund	Cayman Islands	”	25.18	25.18
Innopolis-CJ Bio Healthcare Fund	Korea	”	26.67	25.00
Korea investment gong-pyeong office real estate investment trust 2nd	”	”	50.00	50.00
Arkone Asia Access Offshore Feeder Fund Limited	Cayman Islands	”	23.64	23.64
BNPParibas Cardif General Insurance (*1,2)	Korea	December 31	10.00	10.00
Shinhan-stonebridge Petro PEF (*4)	”	March 31	1.82	1.82

(*1)	Financial statements as of December 31, 2014 were used for the equity method since the Group could not have the financial statements as of March 31, 2015. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group used the equity method as the Group has a significant influence on electing the investees’ board members who can participate in decision making on the financial and operating policies of the investee.
(*3)	The Group can have a significant influence on the investees through important business transactions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*4)	As a managing partner, the Group can have a significant influence over the investees.
(*5)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*6)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the three-month period ended March 31, 2015 and December 31, 2014 were as follows:

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Ending balance
Cardif Life Insurance	~~W~~	56,776	—	(1,430)	286	55,632
Aju Capital Co., Ltd. (*1)		30,426	(1,849)	1,254	(213)	29,618
UAMCO., Ltd.		114,238	—	5,870	(1)	120,107
Pohang TechnoPark 2PFV		1,977	—	(1)	—	1,976
Daewontos Co., Ltd. (*2)		—	—	—	—	—
Inhee Co., Ltd.		531	—	(332)	—	199
DAEGY Electrical Construction.,LTD		44	—	(23)	—	21
Kukdong Engineering & Construction CO.,LTD		7,158	—	(2,008)	279	5,429
YEONWONG SYSTEM		—	—	103	—	103
SHC-IMM New Growth Fund		8,948	—	(155)	—	8,793
QCP New Technology Fund 20 th		270	(120)	—	—	150
Miraeasset 3rd Investment Fund		4,022	(2,250)	1,152	(89)	2,835
STI New growth engine Investment Fund		2,458	—	—	334	2,792
Shinhan K2 Secondary Fund		3,006	280	173	(102)	3,357
TS2013-6 M&A Investment Fund		1,581	—	(152)	922	2,351
KDB Daewoo Ruby PEF		7,704	(900)	(21)	—	6,783
Dream High Fund III		2,963	—	(15)	(301)	2,647
Haejin Shipping Co. Ltd.		1,035	—	(9)	171	1,197
SHC-EN Fund		3,992	—	(11)	—	3,981
SP New Technology Business investment Fund I		1,999	—	(11)	—	1,988
Albatross Growth Fund		1,200	—	(3)	—	1,197
Asia Pacific No.39 Ship Investment Co.,Ltd.		—	6,002	78	—	6,080
Midas Dong-A Snowball Venture Fund		—	2,400	—	—	2,400
IBKS-Shinhan Creative Economy New Technology Fund		—	150	—	—	150
SH Rental Service		—	100	—	—	100
APC Fund		35,139	—	(3,794)	169	31,514
Innopolis-CJ Bio Healthcare Fund		5,072	374	1,029	—	6,475
Korea investment gong-pyeong office real estate investment trust 2nd		28,000	(306)	478	—	28,172
Arkone Asia Access Offshore Feeder Fund Limited		5,013	—	374	28	5,415
BNPParibas Cardif General Insurance		1,295	1,500	(586)	—	2,209
Shinhan-stonebridge Petro PEF		17,029	(4)	(14)	—	17,011

	~~W~~	341,876	5,377	1,946	1,483	350,682

(*1)	The market values of investments are ~~W~~45,036 million as of March 31, 2015 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2014
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
Cardif Life Insurance	~~W~~	51,250	(84)	1,216	4,394	—	56,776
Aju Capital Co., Ltd. (*1)		28,223	(1,105)	3,438	(130)	—	30,426
Pohang TechnoPark 2PFV		2,847	—	(870)	—	—	1,977
Daewontos Co., Ltd. (*2)		—	—	—	—	—	—
Shinhan Corporate Restructuring Fund 5th (*3)		—	—	—	—	—	—
PT Clemont Finance Indonesia		5,580	—	(405)	1,568	(6,743)	—
Haejin Shipping Co. Ltd.		1,015	—	(10)	30	—	1,035
APC Fund		22,734	94	10,382	1,929	—	35,139
SHC-IMM New Growth Fund		9,149	—	(201)	—	—	8,948
QCP New Technology Fund 20 th		249	—	21	—	—	270
UAMCO., Ltd.		139,271	(35,043)	10,066	(56)	—	114,238
Miraeasset 3rd Investment Fund		5,736	(3,540)	1,916	(90)	—	4,022
Medici 2nd Investment Fund		3,172	(3,838)	666	—	—	—
STI New growth engine Investment Fund		2,509	—	(51)	—	—	2,458
AJU-SHC WIN-WIN Company Fund 3		5,256	(7,211)	1,955	—	—	—
Shinhan K2 Secondary Fund		3,362	(623)	207	60	—	3,006
Aju 4th Investment Fund		1,580	(1,261)	(319)	—	—	—
KDB Daewoo Securities Platinum PEF		6,563	(6,542)	(21)	—	—	—
Shinhan-stonebridge Petro PEF		16,318	(21)	732	—	—	17,029
FAMILY FOOD CO., LTD.		4,671	(4,211)	—	(460)	—	—
TS2013-6 M&A Investment Fund		3,911	(1,952)	543	(921)	—	1,581
Inhee Co., Ltd.		361	—	170	—	—	531
Truston Falcon Asia US Feeder Fund		10,841	(11,222)	279	102	—	—
Innopolis-CJ Bio Healthcare Fund		3,969	—	1,103	—	—	5,072
KDB Daewoo Ruby PEF		—	6,918	786	—	—	7,704
Dream High Fund III		—	3,000	(37)	—	—	2,963
Korea investment gong-pyeong office real estate investment trust 2nd		—	26,540	1,460	—	—	28,000
DAEGY Electrical Construction.,LTD		—	—	41	3	—	44
Kukdong Engineering & Construction CO.,LTD		—	9,092	(1,990)	56	—	7,158
Arkone Asia Access Offshore Feeder Fund Limited		—	5,141	(493)	365	—	5,013
BNPParibas Cardif General Insurance		—	1,290	5	—	—	1,295
SHC-EN Fund		—	4,000	(8)	—	—	3,992
SP New Technology Business investment Fund I		—	2,000	(1)	—	—	1,999
Albatross Growth Fund		—	1,200	—	—	—	1,200

	~~W~~	328,567	(17,378)	30,580	6,850	(6,743)	341,876

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*1)	The market values of investments are ~~W~~47,624 million as of December 31, 2014 based on the quoted market price.
(*2)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.
(*3)	The Group has recognized impairment loss on the investments during the year ended December 31, 2013 and the fund was liquidated during the year ended December 31, 2014.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed balance sheet information of associates as of March 31, 2015 and December 31, 2014 are as follows:

	2015			2014
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	~~W~~	3,917,336	3,545,114	3,890,674	3,510,712
Aju Capital Co., Ltd.		6,402,981	5,679,427	6,428,736	5,714,874
UAMCO., Ltd.		4,039,838	3,332,328	4,357,490	3,688,589
Pohang TechnoPark 2PFV		14,668	1,407	14,668	1,401
Daewontos Co., Ltd.		2,930	4,273	6,139	7,344
Inhee Co., Ltd.		11,238	9,939	16,284	12,826
DAEGY Electrical Construction.,LTD		1,130	1,056	1,278	1,119
Kukdong Engineering & Construction CO.,LTD		275,765	256,813	368,308	337,159
YEONWONG SYSTEM		679	206	—	—
SHC-IMM New Growth Fund		13,631	3	14,190	321
QCP New Technology Fund 20 th		317	—	572	—
Miraeasset 3rd Investment Fund		5,694	23	8,215	172
STI New growth engine Investment Fund		5,582	—	4,916	—
Shinhan K2 Secondary Fund		31,254	2	27,998	7
TS2013-6 M&A Investment Fund		9,568	157	6,406	76
KDB Daewoo Ruby PEF		34,024	105	40,525	2,004
Dream High Fund III		4,854	—	5,432	—
Haejin Shipping Co. Ltd.		5,212	228	4,523	211
SHC-EN Fund		9,157	2	9,183	2
SP New Technology Business investment Fund I		8,548	—	8,600	6
Albatross Growth Fund		3,308	15	3,301	—
Asia Pacific No.39 Ship Investment Co.,Ltd.		12,194	122	—	—
Midas Dong-A Snowball Venture Fund		4,500	—	—	—
IBKS-Shinhan Creative Economy New Technology Fund		3,000	2	—	—
SH Rental Service		500	—	—	—
APC Fund		125,250	111	139,732	197
Innopolis-CJ Bio Healthcare Fund		24,283	2	20,294	2
Korea investment gong-pyeong office real estate investment trust 2nd		56,351	8	56,022	22
Arkone Asia Access Offshore Feeder Fund Limited		79,555	56,648	67,403	46,195
BNPParibas Cardif General Insurance		29,559	22,474	33,341	20,392
Shinhan-stonebridge Petro PEF		934,247	805	935,256	807
PT Clemont Finance Indonesia		—	—	43,972	27,832

	~~W~~	16,067,153	12,911,270	16,513,458	13,372,270

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

	2015
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	~~W~~	88,851	(9,645)	1,904	(7,741)
Aju Capital Co., Ltd.		203,638	9,755	(1,656)	8,099
UAMCO., Ltd.		157,574	33,544	(3)	33,541
Pohang TechnoPark 2PFV		—	(7)	—	(7)
Daewontos Co., Ltd.		1,929	(138)	—	(138)
Inhee Co., Ltd.		1,596	(2,159)	—	(2,159)
DAEGY Electrical Construction.,LTD		—	(84)	—	(84)
Kukdong Engineering & Construction CO.,LTD		71,936	(14,046)	1,041	(13,005)
YEONWONG SYSTEM		—	—	—	—
SHC-IMM New Growth Fund		4	4	—	4
QCP New Technology Fund 20 th		—	—	—	—
Miraeasset 3rd Investment Fund		2,335	2,305	(178)	2,127
STI New growth engine Investment Fund		—	(2)	667	665
Shinhan K2 Secondary Fund		1,856	1,607	(951)	656
TS2013-6 M&A Investment Fund		110	32	3,687	3,719
KDB Daewoo Ruby PEF		—	(103)	—	(103)
Dream High Fund III		1	(27)	(551)	(578)
Haejin Shipping Co. Ltd.		8	(38)	—	(38)
SHC-EN Fund		1	(26)	—	(26)
SP New Technology Business investment Fund I		—	(46)	—	(46)
Albatross Growth Fund		9	(7)	—	(7)
Asia Pacific No.39 Ship Investment Co.,Ltd.		679	156	—	156
Midas Dong-A Snowball Venture Fund		—	—	—	—
IBKS-Shinhan Creative Economy New Technology Fund		—	(2)	—	(2)
SH Rental Service		—	—	—	—
APC Fund		(14,342)	(15,068)	—	(15,068)
Innopolis-CJ Bio Healthcare Fund		4,047	3,989	—	3,989
Korea investment gong-pyeong office real estate investment trust 2nd		955	935	—	935
Arkone Asia Access Offshore Feeder Fund Limited		2,428	1,581	—	1,581
BNPParibas Cardif General Insurance		28,044	(13,967)	1	(13,966)
Shinhan-stonebridge Petro PEF		33	(793)	—	(793)

	~~W~~	551,692	(2,250)	3,961	1,711

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2014
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance	~~W~~	483,911	5,852	29,293	35,145
Aju Capital Co., Ltd.		781,957	26,756	(1,016)	25,740
Pohang TechnoPark 2PFV		—	(5,839)	—	(5,839)
Daewontos Co., Ltd.		10,954	(2)	—	(2)
Shinhan Corporate Restructuring Fund 5th		90	82	—	82
PT Clemont Finance Indonesia		1,362	87	—	87
Haejin Shipping Co. Ltd.		74	(41)	—	(41)
APC Fund		13,756	40,426	—	40,426
SHC-IMM New Growth Fund		102	(155)	—	(155)
QCP New Technology Fund 20 th		51	45	—	45
UAMCO., Ltd.		548,990	57,519	(319)	57,200
Miraeasset 3rd Investment Fund		4,532	3,832	(182)	3,650
Medici 2nd Investment Fund		3,000	1,218	—	1,218
STI New growth engine Investment Fund		—	(110)	—	(110)
AJU-SHC WIN-WIN Company Fund 3		2,278	2,787	—	2,787
Shinhan K2 Secondary Fund		3,545	1,935	562	2,497
Aju 4th Investment Fund		143	(1,061)	—	(1,061)
KDB Daewoo Securities Platinum PEF		—	(111)	—	(111)
Shinhan-stonebridge Petro PEF		43,454	40,118	—	40,118
TS2013-6 M&A Investment Fund		56	(694)	(3,688)	(4,382)
Inhee Co., Ltd.		5,041	1,105	—	1,105
Innopolis-CJ Bio Healthcare Fund		4,414	4,414	—	4,414
KDB Daewoo Ruby PEF		4,422	3,929	—	3,929
Dream High Fund III		6	(68)	—	(68)
Korea investment gong-pyeong office real estate investment trust 2nd		2,821	2,821	—	2,821
DAEGY Electrical Construction.,LTD		286	148	—	148
Kukdong Engineering & Construction CO.,LTD		57,654	(13,917)	347	(13,570)
Arkone Asia Access Offshore Feeder Fund Limited		(1,349)	(2,087)	—	(2,087)
BNPParibas Cardif General Insurance		4,021	(8,103)	183	(7,920)
SHC-EN Fund		—	(19)	—	(19)
SP New Technology Business investment Fund I		—	(6)	—	(6)
Albatross Growth Fund		1	1	—	1

	~~W~~	1,975,572	160,862	25,180	186,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying amounts of its interests in the associates as of March 31, 2015 and December 31, 2014 are as follow:

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance	~~W~~	372,222	14.99	55,833	(201)	—	55,632
Aju Capital Co., Ltd. (*1)		677,246	12.85	87,026	—	(57,408)	29,618
UAMCO., Ltd. (*2)		686,342	17.50	120,107	—	—	120,107
Pohang TechnoPark 2PFV		13,261	14.90	1,976	—	—	1,976
Daewontos Co., Ltd. (*3)		(1,343)	36.33	(488)	—	488	—
Inhee Co., Ltd.		1,299	15.36	199	—	—	199
DAEGY Electrical Construction.,LTD		74	27.45	21	—	—	21
Kukdong Engineering & Construction CO.,LTD (*4)		21,225	14.30	3,034	—	2,395	5,429
YEONWONG SYSTEM		474	21.77	103	—	—	103
SHC-IMM New Growth Fund		13,629	64.52	8,793	—	—	8,793
QCP New Technology Fund 20 th		317	47.17	150	—	—	150
Miraeasset 3rd Investment Fund		5,671	50.00	2,835	—	—	2,835
STI New growth engine Investment Fund		5,582	50.00	2,792	—	—	2,792
Shinhan K2 Secondary Fund		31,251	10.75	3,357	—	—	3,357
TS2013-6 M&A Investment Fund		9,411	25.00	2,351	—	—	2,351
KDB Daewoo Ruby PEF		33,918	20.00	6,783	—	—	6,783
Dream High Fund III		4,854	54.55	2,647	—	—	2,647
Haejin Shipping Co. Ltd.		4,985	24.00	1,197	—	—	1,197
SHC-EN Fund		9,156	43.48	3,981	—	—	3,981
SP New Technology Business investment Fund I		8,548	23.26	1,988	—	—	1,988
Albatross Growth Fund		3,293	36.36	1,197	—	—	1,197
Asia Pacific No.39 Ship Investment Co.,Ltd.		12,072	50.00	6,036	—	44	6,080
Midas Dong-A Snowball Venture Fund		4,500	53.33	2,400	—	—	2,400
IBKS-Shinhan Creative Economy New Technology Fund		2,998	5.00	150	—	—	150
SH Rental Service		500	20.00	100	—	—	100
APC Fund		125,139	25.18	31,514	—	—	31,514
Innopolis-CJ Bio Healthcare Fund		24,280	26.67	6,475	—	—	6,475
Korea investment gong-pyeong office real estate investment trust 2nd		56,343	50.00	28,172	—	—	28,172
Arkone Asia Access Offshore Feeder Fund Limited		22,907	23.64	5,415	—	—	5,415
BNPParibas Cardif General Insurance		7,085	10.00	2,209	—	—	2,209
Shinhan-stonebridge Petro PEF		933,442	1.82	17,011	—	—	17,011

	~~W~~	3,090,681		405,364	(201)	(54,481)	350,682

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the three-month period ended March 31, 2015 and the cumulative unrecognized equity method losses as of March 31, 2015 are ~~W~~50 million and ~~W~~488 million, respectively.
(*4)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2014
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Cardif Life Insurance	~~W~~	379,962	14.99	56,991	(215)	—	56,776
Aju Capital Co., Ltd. (*1)		668,171	12.85	85,860	—	(55,434)	30,426
Pohang TechnoPark 2PFV		13,268	14.90	1,977	—	—	1,977
Daewontos Co., Ltd. (*3)		(1,205)	36.33	(438)	—	438	—
Haejin Shipping Co. Ltd.		4,312	24.00	1,035	—	—	1,035
APC Fund		139,535	25.18	35,139	—	—	35,139
SHC-IMM New Growth Fund		13,869	64.52	8,948	—	—	8,948
QCP New Technology Fund 20 th		572	47.17	270	—	—	270
UAMCO., Ltd. (*2)		652,801	17.50	114,238	—	—	114,238
Miraeasset 3rd Investment Fund		8,043	50.00	4,021	—	—	4,021
STI New growth engine Investment Fund		4,916	50.00	2,458	—	—	2,458
Shinhan K2 Secondary Fund		27,991	10.75	3,006	—	—	3,006
Shinhan-stonebridge Petro PEF		934,449	1.82	17,029	—	—	17,029
TS2013-6 M&A Investment Fund		6,330	25.00	1,581	—	—	1,581
Inhee Co., Ltd.		3,458	15.36	531	—	—	531
Innopolis-CJ Bio Healthcare Fund		20,292	25.00	5,072	—	—	5,072
KDB Daewoo Ruby PEF		38,521	20.00	7,704	—	—	7,704
Dream High Fund III		5,432	54.55	2,963	—	—	2,963
Korea investment gong-pyeong office real estate investment trust 2nd		56,000	50.00	28,000	—	—	28,000
DAEGY Electrical Construction.,LTD		159	27.48	44	—	—	44
Kukdong Engineering & Construction CO.,LTD (*4)		33,318	14.30	4,763	—	2,395	7,158
Arkone Asia Access Offshore Feeder Fund Limited		21,208	23.64	5,014	—	—	5,014
BNPParibas Cardif General Insurance		12,949	10.00	1,295	—	—	1,295
SHC-EN Fund		9,181	43.48	3,992	—	—	3,992
SP New Technology Business investment Fund I		8,594	23.25	1,999	—	—	1,999
Albatross Growth Fund		3,301	36.36	1,200	—	—	1,200

	~~W~~	3,065,427		394,692	(215)	(52,601)	341,876

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method loss for year ended December 31, 2014 and the cumulative unrecognized equity method loss as of December 31, 2014 are ~~W~~1 million and ~~W~~438 million, respectively.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Securities sold	~~W~~	1,969,015	2,259,798
Gold deposits		432,270	428,936

	~~W~~	2,401,285	2,688,734

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Deposits	~~W~~	11,975	6,139
Equity-linked securities sold		7,107,869	6,671,481
Derivatives-combined securities sold		2,433,000	2,318,144
Securities sold		52,074	417

	~~W~~	9,604,918	8,996,181

16.	Debt securities issued

Debt securities issued as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.22	~~W~~	28,747,890
Subordinated debt securities issued	3.41~5.10		3,320,947
Loss on fair value hedges			38,810
Bond issuance cost			(50,322)

			32,057,325

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		6,422,234
Loss on fair value hedges			47,215
Bond issuance cost			(20,381)

			6,449,068

		~~W~~	38,506,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2014
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.91	~~W~~	27,567,890
Subordinated debt securities issued	3.41~5.10		3,321,239
Loss on fair value hedges			34,277
Bond issuance cost			(56,050)

			30,867,356

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.50		6,443,377
Loss on fair value hedges			46,850
Bond issuance cost			(22,971)

			6,467,256

		~~W~~	37,334,612

17.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Present value of defined benefit obligations	~~W~~	1,364,284	1,346,881
Fair value of plan assets		(1,050,104)	(1,037,424)

Recognized liabilities for defined benefit obligations	~~W~~	314,180	309,457

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Current service costs	~~W~~	41,738	33,479
Net interest expense		3,115	1,322

	~~W~~	44,853	34,801

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Asset retirement obligations	~~W~~	44,625	44,181
Expected loss related to litigation		29,393	33,377
Unused credit commitments		401,746	402,877
Bonus card point reward program		31,698	33,113
Financial guarantee contracts issued		67,896	107,209
Others		77,588	73,408

	~~W~~	652,946	694,165

19.	Liabilities under insurance contracts

(a)	Insurance liabilities as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Policy reserve	~~W~~	18,334,784	17,763,576
Policyholder’s equity adjustment		19,611	12,704

	~~W~~	18,354,395	17,776,280

(b)	Income or expenses on insurance for the three-month periods ended March 31, 2015 and 2014 are as follows:

	2015		2014
Insurance income:
Premium income	~~W~~	1,108,094	1,037,982
Reinsurance income		625	—
Separate account income		6,192	3,680

		1,114,911	1,041,662
Insurance expenses:
Claims paid		(500,117)	(456,568)
Reinsurance premium expenses		(1,181)	—
Provision for policy reserves		(571,215)	(524,405)
Separate account expenses		(6,186)	(3,680)
Discount charge		(106)	(102)
Acquisition costs		(145,555)	(114,123)
Collection expenses		(3,405)	(3,311)
Deferred acquisition costs		105,887	79,821
Amortization of deferred acquisition costs		(109,992)	(121,568)

		(1,231,870)	(1,143,936)

Net loss on insurance	~~W~~	(116,959)	(102,274)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

20.	Equity

(a)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month period ended March 31, 2015 and the year ended December 31, 2014 are as follows:

	2015
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894
Change due to fair value		220,634	1,534	—	—	8,403	—	230,571
Reclassification:
Change due to impairment or disposal		(148,041)	—	—	—	—	—	(148,041)
Effect of hedge accounting		—	—	—	(10,440)	—	—	(10,440)
Hedging		(565)	—	6,154	8,506	—	—	14,095
Effects from exchange rate fluctuations		1,816	—	(6,410)	823	—	—	(3,771)
Remeasurements of the defined benefit plans		—	—	—	—	—	(2,465)	(2,465)
Deferred income taxes		(19,543)	(341)	(3,767)	268	(2,034)	597	(24,820)
Non-controlling interests		(857)	—	1,910	—	—	751	1,804

Ending balance	~~W~~	1,146,066	8,138	(160,220)	(15,977)	12,072	(295,252)	694,827

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

20.	Equity (Continued)

	2014
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	~~W~~	958,115	690	(146,123)	1,244	(117)	(140,842)	672,967
Change due to fair value		629,374	6,849	—	—	7,678	—	643,901
Reclassification:
Change due to impairment or disposal		(479,184)	—	—	—	—	—	(479,184)
Effect of hedge accounting		—	—	—	(96,405)	—	—	(96,405)
Hedging		2,181	—	15,622	74,798	—	—	92,601
Effects from exchange rate fluctuations		21,468	—	(30,376)	—	—	—	(8,908)
Remeasurements of the defined benefit plans		—	—	—	—	—	(203,300)	(203,300)
Deferred income taxes		(37,931)	(594)	1,886	5,229	(1,858)	48,884	15,616
Non-controlling interests		(1,401)	—	884		—	1,123	606

Ending balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

20.	Equity (continued)

(b)	Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the three-month period ended March 31, 2015 and the years ended December 31, 2014 were as follows:

	2015		2014
Beginning balance	~~W~~	2,235,402	2,236,131
Planned regulatory reserve for (reversal of) loan losses		(75,236)	(729)

Ending balance	~~W~~	2,160,166	2,235,402

ii)	Profit attributable to equity holders of Shinhan Financial Group and earnings per share after adjusted for regulatory reserve for loan losses for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	592,050	558,431
Provision for regulatory reserve for loan losses		75,795	(75,563)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	667,845	482,868

Basic and diluted earnings per share adjusted for regulatory reserve in won	~~W~~	1,360	970

(c)	Dividends declared and paid by the controlling company for the three-month period ended March 31, 2015 were as follows:

	2015
Common stock (~~W~~ 950 per share)	~~W~~	450,490
Preferred stock		61,938

	~~W~~	512,428

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Interest income:
Cash and due from banks	~~W~~	62,424	55,809
Trading assets		142,401	135,656
Financial assets designated at fair value through profit or loss		12,884	7,056
Available-for-sale financial assets		177,030	218,560
Held-to-maturity financial assets		129,082	125,068
Loans		2,296,871	2,417,975
Others		32,105	36,835

		2,852,797	2,996,959
Interest expense:
Deposits		(806,503)	(860,025)
Borrowings		(88,148)	(116,308)
Debt securities issued		(301,910)	(343,300)
Others		(22,537)	(19,371)

		(1,219,098)	(1,339,004)

Net interest income	~~W~~	1,633,699	1,657,955

22.	Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Fees and commission income:
Credit placement fees	~~W~~	16,716	16,097
Commission received as electronic charge receipt		33,858	32,950
Brokerage fees		92,181	78,016
Commission received as agency		43,520	51,861
Investment banking fees		8,480	6,446
Commission received in foreign exchange activities		37,165	33,901
Asset management fees		18,338	13,347
Credit card fees		564,615	520,990
Others		104,450	96,112

		919,323	849,720
Fees and commission expense:
Credit-related fee		(10,406)	(6,981)
Credit card fees		(448,908)	(411,866)
Others		(90,719)	(84,928)

		(550,033)	(503,775)

Net fees and commission income	~~W~~	369,290	345,945

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Impairment losses on:
Loans	~~W~~	(352,482)	(165,929)
Other financial assets		—	(618)
Available-for-sale financial assets		(62,444)	(91,935)

		(414,926)	(258,482)
Reversal of impairment losses on:
Other financial assets		446	—
Available-for-sale financial assets		213	460

		659	460

	~~W~~	(414,267)	(258,022)

24.	General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Employee benefits:
Salaries	~~W~~	621,953	598,416
Severance benefits:
Defined contribution		5,044	4,828
Defined benefit		41,929	34,801
Termination benefits		734	2,610

		669,660	640,655

Rent		82,481	88,178
Entertainment		7,260	8,145
Depreciation		49,165	51,110
Amortization		18,191	28,484
Taxes and dues		44,126	39,388
Advertising		40,593	35,405
Research		3,233	2,727
Others		128,381	138,564

	~~W~~	1,043,090	1,032,656

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won, except earning for share)

25.	Income tax expense

Income tax expense for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Current income tax expense	~~W~~	139,421	190,092
Origination and reversal of temporary differences		58,298	(11,973)
Income tax recognized in other comprehensive income		(22,786)	2,158

Income tax expenses	~~W~~	174,933	180,277

Effective tax rate	%	22.18	23.24

26.	Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	592,050	558,431
Less:
Dividends on preferred stock		15,273	15,273
Dividends on hybrid bond		7,434	7,434

		22,707	22,707

Net profit available for common stock	~~W~~	569,343	535,724

Weighted average number of common shares outstanding		474,199,587	474,199,587

Basic and diluted earnings per share in won	~~W~~	1,201	1,130

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Guarantees
Guarantees outstanding	~~W~~	10,253,617	10,796,896
Contingent guarantees		3,694,113	4,335,333

		13,947,730	15,132,229

Commitments to extend credit
Loan commitments in won		52,396,640	52,723,778
Loan commitments in foreign currency		22,002,370	20,195,691
ABS and ABCP commitments		2,155,538	2,143,308
Others		1,321,378	1,226,604

		77,875,926	76,289,381

Endorsed bills
Secured endorsed bills		44,603	51,043
Unsecured endorsed bills		11,114,566	10,914,587

		11,159,169	10,965,630

Loans sold with recourse		2,099	2,099

	~~W~~	102,984,924	102,389,339

(b)	Legal contingencies

As of March 31, 2015, the Group was involved in 238 pending lawsuits as a defendant (total claim amount: ~~W~~364,007 million) and recorded a provision of ~~W~~29,393 million and a reserve (liabilities under insurance contracts) of ~~W~~1,336 million, respectively, with respect to these lawsuits. As of December 31, 2014, the recorded provision and the reserve with respect to the lawsuits were, ~~W~~33,377 million and ~~W~~1,161 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

28.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows for as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Cash and due from banks	~~W~~	20,109,411	20,608,513
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,771,740)	(4,739,947)
Restricted due from banks		(10,001,362)	(10,264,156)

	~~W~~	5,336,309	5,604,410

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of March 31, 2015 and December 31, 2014 are as follows:

Related party	Account	2015		2014
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	50,000	50,000
”	Loans and receivables		200,000	200,000
”	Credit card assets		777	2,011
”	Allowances		(618)	(624)
”	Deposits		968	1,184
”	Provisions		78	78
UAMCO., Ltd.	Credit card assets		36	43
”	Allowances		—	(1)
”	Deposits		19,837	28,801
”	Provisions		22	50
Pohang TechnoPark2PFV	Deposits		14,666	14,666
Cardif Life Insurance	Accounts receivable		—	115
”	Credit card assets		125	119
”	Allowances		(1)	(1)
”	Deposits		667	194
”	Provisions		1	1
BNPParibas Cardif General Insurance	Credit card assets		36	26
”	Allowances		—	(1)
”	Deposits		19	7
Kukdong Engineering & Construction CO.,LTD	Credit card assets		10	17
”	Allowances		—	(1)
”	Deposits		4,856	6,986
Dream High Fund III	Deposits		275	301
Miraeasset 3rd Investment Fund	Deposits		1,174	1,777
KDB Daewoo Ruby PEF	Deposits		23	2,025
SH Rental Service	Deposits		58	—
Midas Dong-A Snowball Venture Fund	Deposits		500	—
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		3,000	—
SP New Technology Business investment Fund I	Accounts receivable		2	5
”	Deposits		326	—
Key management personnel and their immediate relatives:	Loans and receivables		2,980	4,642

	Assets	~~W~~	253,347	256,350
	Liabilities		46,489	56,070

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Significant transactions with the related parties for the three-month periods ended March 31, 2015 and 2014 were as follows:

Related party	Account	2015		2014
Investments in associates
Aju Capital co., Ltd	Interest income	~~W~~	2,006	358
”	Fees and commission income		70	187
”	Fees and commission expense		(228)	(296)
”	Reversal of credit losses		6	8
UAMCO., Ltd	Interest income		—	27
”	Fees and commission income		2	1
”	Other operating revenue		28	—
Pohang TechnoPark2PFV	Interest expense		(4)	(4)
Cardif Life Insurance	Fees and commission income		192	56
”	Other operating expense		(1)	(1)
Kukdong Engineering & Construction CO.,LTD	Interest income		—	3
”	Fees and commission income		4	—
”	Interest expense		(5)	(1)
”	Fees and commission expense		(1)	(10)
Shinhan K2 Secondary Fund	Fees and commission income		116	114
BNPParibas Cardif General Insurance	Fees and commission income		3	—
Dream High Fund III	Interest expense		(1)	—
Miraeasset 3rd Investment Fund	Interest expense		(1)	—
Shinhan 2014-1 Fund	Fees and commission income		23	—
SP New Technology Business investment Fund I	Fees and commission income		18	—
Key management personnel and their immediate relatives
Interest income			29	36

		~~W~~	2,256	4,330

(c)	Key management personnel compensation

Key management personnel compensation for the three-month periods ended March 31, 2015 and 2014 were as follows:

	2015		2014
Short-term employee benefits	~~W~~	8,306	7,432
Severance benefits		101	128
Share-based payment transactions		1,343	1,182

	~~W~~	9,750	8,742

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of March 31, 2015 and December 31, 2014 are as follows:

	2015		2014
Total assets:
Asset-backed securitization	~~W~~	30,609,949	33,603,260
Structured financing		30,231,359	52,342,495
Investment fund		26,703,885	29,096,759

	~~W~~	87,545,193	115,042,514

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	293,337	4,536,880	724,899	5,555,116
Trading assets		814,055	48,000	20,176	882,231
Derivative assets		19,283	—	—	19,283
Available-for-sale financial assets		309,297	101,475	2,099,061	2,509,833
Held-to-maturity financial assets		173,130	—	—	173,130
Other assets		499	—	31	530

		1,609,601	4,686,355	2,844,167	9,140,123

Liabilities:
Other		—	—	363	363

	~~W~~	—	—	363	363

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	383,011	4,658,388	613,089	5,654,488
Trading assets		573,919	48,877	10,950	633,746
Derivative assets		42	—	—	42
Available-for-sale financial assets		575,360	253,740	2,085,276	2,914,376
Held-to-maturity financial assets		154,103	—	—	154,103
Other assets		555	—	15,038	15,593

		1,686,900	4,961,005	2,724,353	9,372,348

Liabilities:
Other		1,200	—	658	1,858

	~~W~~	1,200	—	658	1,858

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

March 31, 2015

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

ii)	Exposure to risk relating to its interests in unconsolidated structured entities as of March 31, 2015 and December 31, 2014 are as follows:

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	1,609,530	4,687,343	2,855,411	9,152,284
ABS and ABCP commitments		458,832	180,037	98,710	737,579
Loan commitments		1,659,736	450,820	40,967	2,151,523
Guarantees		—	18,102	—	18,102

	~~W~~	3,728,098	5,336,302	2,995,088	12,059,488

	2014
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	1,686,991	4,961,049	2,724,352	9,372,392
ABS and ABCP commitments		325,195	167,000	103,702	595,897
Loan commitments		1,631,113	229,540	26,454	1,887,107
Guarantees		—	28,888	—	28,888

	~~W~~	3,643,299	5,386,477	2,854,508	11,884,284

iii)	Losses incurred by the Group relating to its interests in unconsolidated structured entities for the three-month period ended March 31, 2015 and 2014 were ~~W~~5,017 million and ~~W~~377 million, respectively.